

17018294

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-48579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nikoh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Skokie Boulevard
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Hokin 224-330 3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan Brachman
(Name – *if individual, state last, first, middle name*)

1 e Northwest Highway #204	Palatine	Illinois	60067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

amb

OATH OR AFFIRMATION

I, Gary Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nikoh Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



OFFICIAL SEAL
ANGELENA J OLIVER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/22/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2016

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2016

NIKOH SECURITIES CORPORATION

FINANCIAL STATEMENTS AND ACCOMPANYING
SUPPLEMENTAL INFORMATION

NIKOH SECURITIES CORPORATION
DECEMBER 31, 2016

Table of Contents

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
Email: allan@allanbrachmancpa.com

Member Illinois CPA Society

Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Nikoh Securities Corporation
Northbrook, IL 60062

I have audited the accompanying balance sheet of Nikoh Securities Corporation as of the year ended December 31, 2016, and the related statements of income (loss), changes in shareholders' equity, and cash flows. Nikoh Securities Corporation's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements am free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of the year ended December 31, 2016, the results of its operations and its cash flows for the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.



Allan J. Brachman, CPA
Palatine, IL 60067
February 13, 2017

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
Email: allan@allanbrachmancpa.com

Member Illinois CPA Society

Member American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Shareholders
of Nikoh Securities Corporation
Northbrook, IL 60062

I have audited the financial statements of Nikoh Securities Corporation as of and for the year ended December 31, 2016, and my reports thereon dated February 13, 2017, which expressed an unqualified opinion on those financial statements, appears on pages 13 and 14. The supplemental information contained in the December 31, 2016, year-end audit:

1) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

2) Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission and SIPC Assessment Reconciliation.

has been subjected to audit procedures performed in conjunction with the audit of Nikoh Securities Corporation's financial statements. The supplemental information is the responsibility of Nikoh Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Allan J. Brachman, CPA
Palatine, IL 60067
February 13, 2017

NIKOH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	19,274
Accounts Receivable		458
Prepaid Expense		2,500
Total Assets	$	22,232
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilites:		
Replacement tax accrual 2016	$	3
Total Current Liabilities		3
Stockholders' Equity		
Common stock - at par value, 1000 shares authorized, 100 shares issued and outstanding		100
Paid in Capital		72,084
Retained earnings		9,166
Distributions		(56,840)
Net Income(Loss)		(2,281)
Total Stockholders' Equity		22,229
Total Liabilities and Stockholders' Equity	$	22,232

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Income(Loss)
For the year ended December 31, 2016

REVENUE		
Commission & Concession	$	20,488
Section 529 Plan Income		103
Interest Income		1
Total Revenue		20,592
OPERATING EXPENSES		
Professional Fees		4,318
Consulting Fees		7,000
Delivery Expenses		161
Education & Seminars		41
Insurance		500
Licenses & Permits		5,760
Penalties		5,000
Replacement Tax		93
Total Operating Expenses		22,873
NET INCOME(LOSS)	$	(2,281)

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2016

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2016	$ 100	$ 72,084	$ 9,166	$ 81,350
Net Income (Loss)			(2,281)	(2,281)
Dividends Paid			(56,840)	(56,840)
Ending balance December 31, 2016	$ 100	$ 72,084	$ (49,955)	$ 22,229

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Changes in Financial Condition
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(2,281)
Adjustments to reconcile net income to net cash (used) by operating activities:		
(Increase) decrease in:		
Accounts Receivable		1,533
Replacement Tax		(206)
Prepaid Expense		(2,500)
Increase (decrease) in:		
Accounts payable		(1,055)
Total adjustments		(2,228)
Net cash (used in) operating activities		(4,509)
CASH FLOWS FROM INVESTING ACTIVITIES		
Dividends Paid		(56,840)
Net cash (used in) financing activities		(56,840)
(Decrease) in cash		(61,349)
Cash - beginning of year		80,623
Cash - end of period	$	19,274

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2016

Note 1: Summary of Accounting Policies

Accounting principles followed by Nikoh Securities Corporation ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Northbrook, Illinois is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(1). On February 5, 2016 the stock of Nikoh Securities Corporation was sold for $60,000. On the first closing 24% of the stock was transferred to the purchaser according to Finra rules. The purchaser becomes the sole owner at this time. The second closing is being negotiated.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016 cash and cash equivalents are composed of the following:

Cash in Bank -	$11,773	
TD Ameritrade -	$ 7,501	(Less than the maximum amount insured by FDIC.)
TOTAL	**$ 19,274**	

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 1: Summary of Accounting Policies (cont.)

Revenue Recognition and Concentrations

Commission revenue is collected when earned. At December 31, 2016 any represented accounts were transferred to the seller's S-corporation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the balance sheet which approximates fair value due to their short-term nature. These instruments include cash and cash equivalents, receivables and prepaid expenses.

Note 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the company had net capital and net capital requirements of approximately $19,271 and $5,000 respectively. The Company's net capital ratio was 0.00% which is less than 15:1.

There was no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

Note 3: Possession or Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), “Limited business”.

Note 4: Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss “flows through” to the stockholder’s individual income tax returns. However, accruals are made for the state of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company’s shareholders. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2013, 2014, 2015 and 2016, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: Other Commitments and Contingencies

As of the audit date there are no contingencies or guarantees of debt. Nikoh Securities Corporation pays no rent because the President, Gary Hokin, does work for other non-related entities.

Note 6: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a

result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ended December 31, 2016 there were no Accounting Standard Updates ("ASU") issued by the FASB that affect the Company.

Note 7: Subsequent Events

These financial statements were approved by management and available for issuance on February 13, 2017. Subsequent events have been evaluated through this date.

NIKOH SECURITIES CORPORATION

Schedule of Net Capital
For the year ended December 31, 2016

	Focus 12/31/16		Audit 12/31/16		Change	
Stockholder's equity, December 31, 2016	$	22,229	$	22,229	$	-
Subtract - Non allowable assets:						
Other asset		(2,958)		(2,958)		-
Tentative net capital	$	19,271	$	19,271		-
Haircuts:	-		-			
NET CAPITAL	$	19,271	$	19,271	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	14,271	$	14,271	$	-
Aggregate indebtedness	$	3	$	3	$	-
Ratio of aggregate indebtedness to net capital		0.00%		0.00%		

Note:
There was no difference noted relating to net capital between the Focus and the Financial Statements.

NIKOH SECURITIES CORPORATION
December 31, 2016

Schedule of
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1)

Schedule of
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

On October 1, 2012, the Company terminated its clearing relationship and continued to operate under (k)(1) exemptive provision of SEC Rule 15c3-3. The Company has not yet amended its membership agreement with FINRA to reflect this change.

Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

Nikoh Securities Corporation
707 Skokie Boulevard, Suite 520
Northbrook, IL 60062

Assertions Regarding Exemption Provisions

We, as members of management of Nikoh Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Nikoh Securities Corporation

By:



Gary Hokin, President

February 13, 2017

Date


OFFICIAL SEAL
ANGELENA J OLIVER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/22/18

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
Email: allan@allanbrachmancpa.com

Member Illinois CPA Society

Member American Institute of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REVIEW OF MANAGEMENT'S ASSERTION STATEMENTS

To the Board of Directors and Shareholders
of Nikoh Securities Corporation
Northbrook, IL 60062

I have reviewed management's statements, included in the accompanying "Assertions Regarding Exemption Provisions", in which (1) Nikoh Securities Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nikoh Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Nikoh Securities Corporation stated that Nikoh Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Nikoh Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nikoh Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Allan J. Brachman, CPA
Palatine, Illinois
February 13, 2017